UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

June 30, 2011

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•             $440,000 Notes due June 29, 2015 Linked to the Performance of a Basket of Commodities C-303

•             $ 534,000 Annual AutoCallable Notes Due July 2, 2014 linked to the performance of the Russell 2000® Index

•             $2,760,000 Digital Notes due December 31, 2012 Linked to the Performance of the iShares® MSCI EAFE Index Fund E-6619

•             $940,000 Buffered Super TrackSM Notes due June 30, 2016 Linked to the Performance of the Dow Jones Industrial AverageSM E-6607

•             $10,000,000 11.75% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Arch Coal, Inc.)

•             $10,000,000 10.50% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Peabody Energy Corporation)

•             $10,000,000 10.00% Exchangeable Notes due June 29, 2012 (Linked to the American Depositary Share of Nokia Corporation)

•             $10,000,000 9.00% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Research in Motion Limited)

•             $1,000,000 11.00% Exchangeable Notes due September 30, 2011 (Linked to the Common Stock of AK Steel Holding Corporation)

•             $1,000,000 10.65% Exchangeable Notes due September 30, 2011 (Linked to the Common Stock of Micron Technology, Inc.)

•             $1,000,000 15.10% Exchangeable Notes due September 30, 2011 (Linked to the Common Stock of Hecla Mining Company)

•             $2,799,550 Barclays Bank PLC Contingent Return Optimization Securities Linked to the Russell 2000® Index due June 28, 2013

•             $3,308,000 4.70% Callable Fixed Rate Notes due June 30, 2031

•             $2,402,000 Callable Step Up Fixed Rate Notes due June 30, 2027

•             $780,000 4.20% Callable Fixed Rate Notes due June 30, 2024

•             $179,000 3.60% Fixed Rate Notes due June 30, 2022

•             $2,500,000 Buffered Super TrackSM Notes due July 1, 2016 Linked to the Performance of the S&P 500® Index

•             $1,310,000 Notes due June 30, 2014 Linked to the Performance of a Basket of Asian Currencies Relative to the U.S. Dollar

•             $1,860,000 Callable Floating Rate Notes due July 2, 2013 Linked to the Performance of the Russell 2000® Index

•             $1,697,500 Barclays Bank PLC Trigger Performance Securities  Linked to an International Fund Basket due June 30, 2016

•             $10,000,000 10.50% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of National Oilwell Varco, Inc.)

•             $10,000,000 10.60% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Joy Global Inc.)

•             $10,000,000 11.00% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of MGM Resorts International)

•             $10,000,000 11.50% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Petrohawk Energy Corporation)

•             $1,000,000 10.25% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of SunTrust Banks, Inc.)

•             $1,000,000 10.50% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of United States Steel Corporation)

•             $10,000,000 10.75% Exchangeable Notes due December 30, 2011 (Linked to the Common Stock of Freeport-McMoRan Copper & Gold Inc.)

•             $10,000,000 12.10% Exchangeable Notes due June 29, 2012 (Linked to the Common Stock of Patriot Coal Corporation)

•             $1,381,000 Barclays Bank PLC Double Short Leverage Securities Linked to the Barclays Capital 30Y Treasury Futures IndexTM Due June 20, 2014

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: June 30, 2011	By:	/s/ Sean Gordon
Name: Sean Gordon
Title: Managing Director

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